82-34682


Bionomics Limited

Tuesday 14 March 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549




06011992


SEC MAIL PROCESSING
RECEIVED
MAR 27 2006
WASH. D.C. 185 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely



PROCESSED

MAR 29 2006

THOMSON
FINANCIAL



Stephen Birrell
CFO & Company Secretary




Bionomics
Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Half year information – 31 December 2005

Lodged with the ASX under Listing Rule 4.2A

Contents

Outlook

Bionomics has made considerable progress over the reporting period and is now well placed to undertake the processes of drug discovery and development, having maintained the momentum of its research programs directed at finding new treatments for cancer, multiple sclerosis, anxiety and epilepsy. In the coming half-year Bionomics expects to select its first clinical drug candidate for the treatment of solid tumours. This is a significant milestone for Bionomics, marking its transition to a development stage company.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6107

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will", "aim" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Bionomics Limited

Bionomics (ASX:BNO, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene®, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene® platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

BIONOMICS LIMTED
Half year ended 31 December 2005
(Previous corresponding period: Half year ended 31 December 2004)

Results for Announcement to the Market

				$
Cash and cash equivalents as at 31 December 2005 from 30 June 2005	reduced by	14.16%	to	6,388,766
Net operating and investing cash outflows for the period	increased by	97.5%	to	2,489,956
Revenue from ordinary activities	increased by	14.3%	to	962,038
Loss from ordinary activities after tax attributable to members	increased by	37.7%	to	2,878,198

Explanation of cash and cash equivalents position as at 31 December 2005:
Closing cash and cash equivalents position reflects stable funding position to continue core Research & Development and commercialisation strategies.

Explanation of net decrease in cash and cash equivalents:
The increase in cash outflows represents the additional resources taken on after the acquisition of Iliad Chemicals, net of additional commercial revenues.

Explanation of revenue from ordinary activities:
Revenue consists of license fees, royalties, rental incomes and interest income received as a result of our ordinary activities. Government grants are separately classified under other income.

Explanation of net loss from ordinary activities after tax:
The loss was in line with Directors' and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2005.


Bionomics
Limited

ABN 53 075 582 740

BIONOMICS LIMITED

Half year report – 31 December 2005

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

BIONOMICS LIMITED
Directors' Report

The Directors present their report on the consolidated entity ("the Group") consisting of Bionomics Limited ("the Company") and the entities it controlled at the end of, or during, the half year ended 31 December 2005. Both the current and comparative period results include adjustments arising from the conversion to the Australian equivalents of International Financial Reporting Standards (AIFRS) as detailed in Notes 1(a) and 6 in the attached notes to the condensed consolidated financial statements.

Directors

The following persons were directors of the Company during the period and up to the date of this report:

- Dr Peter Jonson, Non-Executive Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director
- Dr George Morstyn, Non-Executive Director
- Dr George Jessup, Non-Executive Director

Principal Activities

The principal activities of the Group during the period were:

a) To undertake drug discovery utilizing the Group's proprietary technology platforms with the aim of developing clinical drug candidates to treat cancer and conditions of the Central Nervous System.

b) To out-license non-core intellectual property assets.

c) To identify strategic alliances and project opportunities capable of enhancing the competitive advantage of the Group within the biotechnology industry.

Operating Results

The operating loss of the Group for the half year ended 31 December 2005 amounted to $2,878,198 which was in line with expectations and $787,643 more than the loss incurred in the prior year of $2,090,555.

Dividends

The directors do not propose to make any recommendation for dividends for the current financial year.

REVIEW OF OPERATIONS

Integration of Iliad Chemicals Successfully Completed – Synergies of acquisition captured with Bionomics now a fully integrated drug discovery and development company.

Following approval by shareholders and the completion of the acquisition of Iliad Chemicals Pty Ltd in July, we have focused intensively on the integration of this new operation. Multidisciplinary teams were formed around our core projects in cancer, multiple sclerosis, anxiety and epilepsy comprising both biologists and chemists working within Bionomics as well as our network of collaborators, including scientists working at the Walter & Eliza Hall Institute and the Howard Florey Institute. In keeping with Bionomics' focus we have also engaged experts to help the company develop preclinical and clinical plans which will provide a solid foundation for the clinical development of our therapeutics pipeline.

The expansion and consolidation begun in the first half of calendar year 2005 is now delivering the anticipated synergies from the formation of a fully integrated drug discovery and development process within Bionomics. The evidence for this is the rapid progress our programs in cancer, multiple sclerosis, anxiety and epilepsy have made in a relatively short period.

Our European operation, acquired in March 2005, is now playing an important role in evaluating compounds from our anxiety program and will shortly be playing an active role in the evaluation of compounds from our multiple sclerosis program in addition to their ongoing contract research business.

Cancer Drug Discovery – Rapid progress towards selection of Bionomics' first drug candidate for the treatment of solid tumours.

In our cancer program resources have been focussed on the identification of Bionomics' first clinical drug candidate. This major milestone for Bionomics will confirm its transition to a clinical stage development company. Our priority is the selection of a drug candidate with improved selectivity and specificity for the blood vessels within solid tumours, improved chemical characteristics including chemical stability and ease of synthesis and a broad therapeutic index when compared with competing compounds.

Over 130 structurally related compounds, each generated using our proprietary chemistry, were screened using Bionomics Angene® platform to rapidly identify the handful of compounds which are now undergoing intense evaluation towards the selection of the clinical candidate. During this process Bionomics' compounds have been benchmarked against the major competing compounds. The data generated indicates that Bionomics' compounds have up to 100 fold greater selectivity for cancer blood vessels than those of its competitors, and are able to effectively shut off the cancer blood supply after a single injection leaving the blood vessels in normal organs such as liver, spleen, heart, kidneys and lungs unaffected.

Once formal selection of the clinical candidate has taken place clinical trial enabling work such as toxicology, manufacturing, formulation and preparation of regulatory documentation will commence with the aim of initiating a clinical trial in 2007.

CNS Drug Discovery – Projects are meeting program objectives and timelines

Our current drug discovery programs for Central Nervous System (CNS) conditions are in multiple sclerosis (MS), anxiety and epilepsy.

Since the completion of our acquisition of Iliad Chemicals Pty Ltd in excess of 70 compounds have been screened for their ability to block potassium channel activity and hence the activity of T cells responsible for nerve cell damage associated with MS. Key compounds in the preferred structural class selectively block activity thus providing a good base for further optimization.

Our objective is to have identified a lead series by the end of the financial year which will enable preclinical evaluation and selection of a clinical drug candidate in 2007. There is strong commercial interest in this area and in Bionomics' program because of its potential to deliver a new, orally active treatment for MS. The Company believes that maximum shareholder value will be achieved by moving forward with this program as rapidly as possible before seeking an out-licensing arrangement.

Our anxiety and epilepsy drug discovery programs are progressing in line with our program plans and expectations. Selection of lead series compounds which show desirable properties for further development, our stated objective for this financial year, is progressing well with key compounds showing anxiolytic activity in the absence of sedation. Evaluation of the anti-seizure properties of these compounds is now underway and is anticipate to be completed by mid-year.

Commercialization continues to make progress

One of our stated objectives is to continue the commercialization of Bionomics' non-core intellectual property assets, including its tests for childhood epilepsy and its validated drug targets.

At our Annual General Meeting we were delighted to announce that Laboratory Corporation of America (LabCorp) had taken a license to the Severe Myoclonic Epilepsy of Infancy (SMEI) test and had also become the first licensee for the Benign Seizures panel of tests. LabCorp joins Athena Diagnostics and Genetic Technologies as a licensee of the SMEI test. Under the LabCorp deal Bionomics received upfront payments and will receive royalties on test sales by LabCorp.

After the reporting period, Bionomics announced on February 14 2006 that it had successfully licensed a series of 8 validated drug targets to the biotechnology company Genmab A/S. The patented drug targets, which show promise in the area of angiogenesis, comprise only 5% of Bionomics angiogenesis drug target intellectual property. Angiogenesis is the process of new blood vessel growth and its modulation has implications for the treatment of solid tumours as well as for serious inflammatory diseases. Under the exclusive licensing agreement with Genmab Bionomics receives an upfront payment as well as potentially significant milestone payments as antibody products achieve development and regulatory success.

Bionomics will also be eligible for royalties on antibody product sales for those antibodies which address Bionomics' licensed targets. Genmab is a substantial biotechnology company with well recognized expertise in developing human antibody therapeutics. Currently capitalized at US$900 million and in a very strong financial position, Genmab have the resources to better progress this valuable intellectual property whilst Bionomics focuses on its own pipeline of small molecule drugs.

Outlook

Bionomics has made considerable progress over the reporting period – transforming its operations so that it is well placed to undertake the processes of drug discovery and development, as well as maintaining the momentum of is research programs directed at finding new treatments for cancer, multiple sclerosis, anxiety and epilepsy. In the coming half-year Bionomics' expects to select its first clinical drug candidate – a compound which has the ability to preferentially shut down the blood supply of cancers – and commence formal preclinical testing . This is a significant milestone for Bionomics, marking its transition to a development stage company. Bionomics has assembled a team with the right balance of skills to bring this program into the clinic.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 9.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 10th day of March 2006.





Peter Jonson
Chairman

Deborah Rathjen
Chief Executive Officer & Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Auditor's Independence Declaration

As lead auditor for the review of Bionomics Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited and the entities it controlled during the period.



DR Clark
Partner
PricewaterhouseCoopers

Adelaide
10 March 2006

BIONOMICS LIMITED
Consolidated Income Statement
for the half year ended 31 December 2005

	Note	2005 $	2004 $
		Half Year	
Revenue		962,038	841,359
Other income		1,250,898	787,493
Borrowing costs		(166,995)	(164,921)
Depreciation and amortisation expenses		(424,285)	(249,824)
Administration employee and director benefits expenses		(778,162)	(615,067)
Legal expenses		(61,837)	(135,094)
Research and development expenses		(3,134,166)	(2,197,665)
Shareholder and investor communications expenses		(177,310)	(78,025)
Travel expenses		(94,377)	(55,515)
Other expenses from ordinary activities		(307,496)	(223,296)
Loss for the half year before income tax expense		(2,931,692)	(2,090,555)
Income tax benefit		53,494	0
Loss for the half year after income tax Expense		(2,878,198)	(2,090,555)
Loss attributable to members of Bionomics Limited		(2,878,198)	(2,090,555)
		Cents	**Cents**
Basic earnings per share	4	(1.9)	(3.3)

The above consolidated income statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Balance Sheet
as at 31 December 2005

	31 December 2005 $	30 June 2005 $
CURRENT ASSETS		
Cash and cash equivalents	6,388,766	9,005,079
Receivables	380,168	141,108
Inventories	39,815	31,069
Other	111,378	261,229
TOTAL CURRENT ASSETS	6,920,127	9,438,485
NON-CURRENT ASSETS		
Property, plant and equipment	5,723,093	5,654,426
Intangible assets	9,059,193	2,553,430
TOTAL NON-CURRENT ASSETS	14,782,286	8,207,856
TOTAL ASSETS	21,702,413	17,646,341
CURRENT LIABILITIES		
Payables	1,334,540	1,007,797
Interest bearing liabilities	370,766	358,175
Provisions	239,408	255,389
Other	220,195	413,874
TOTAL CURRENT LIABILITIES	2,164,909	2,035,235
NON-CURRENT LIABILITIES		
Payables	100,000	47,520
Interest bearing liabilities	4,098,853	4,287,800
Provisions	49,500	0
Deferred Tax Liability	2,086,270	596,748
TOTAL NON-CURRENT LIABILITIES	6,334,623	4,932,068
TOTAL LIABILITIES	8,499,532	6,967,303
NET ASSETS	13,202,881	10,679,038
SHAREHOLDERS' EQUITY		
Contributed equity	38,010,427	32,791,790
Reserves	199,290	15,886
Accumulated losses	(25,006,836)	(22,128,638)
TOTAL SHAREHOLDERS' EQUITY	13,202,881	10,679,038

The above consolidated balance sheet should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Cash Flow Statement
for the half year ended 31 December 2005

	Half Year	
	2005	2004
	$	$
Cash flows from operating activities		
Grants received incl GST	1,192,988	1,015,787
Receipts from Customers incl GST	642,684	783,711
Payments to suppliers and employees incl GST	(4,313,537)	(2,954,101)
	(2,477,865)	(1,154,603)
Interest received	169,992	217,015
Borrowing costs	(166,995)	(168,611)
Net cash outflow from operating activities	(2,474,868)	(1,106,199)
Cash flows from investing activities		
Initial acquisition costs	0	(60,925)
Proceeds for acquisition of subsidiary	15,896	0
Payments for purchases of property, plant & eqp	(30,984)	(93,595)
Net cash outflow from investing activities	(15,088)	(154,520)
Cash flows from financing activities		
Proceeds from exercise of options	0	36
Loan Repayments	(126,356)	0
Net cash inflow/(outflow) from financing activities	(126,356)	36
Net decrease in cash and cash equivalents	(2,616,313)	(1,260,683)
Cash and cash equivalents at the beginning of the half year	9,005,079	8,703,415
Cash and cash equivalents at the end of the half year	6,388,766	7,442,732

The above consolidated cash flow statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Statement of Changes in Equity
for the half year ended 31 December 2005

	Half Year	
	2005	2004
	$	$
Total equity at the beginning of the half year	10,679,038	8,930,891
Exchange differences on translation of foreign operations	110,493	0
Employee share options	72,911	133,418
Net income recognised directly in equity	183,404	133,418
Loss for the half year	(2,878,198)	(2,090,555)
Total recognised income and expense for the half year	(2,694,794)	(1,957,137)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs (note 3)	5,218,637	152,323
Total equity at the end of the half year	13,202,881	7,126,077
Total recognised income and expense for the half year is attributable to:		
Members of Bionomics Limited	(2,694,794)	(1,957,137)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTE 1: Basis of preparation of half year financial report

Summary of significant accounting policies

This general purpose financial report for the interim half year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

(a) Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

This interim financial report is the first Bionomics Limited interim financial report to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Bionomics Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Bionomics Limited interim financial report for the half year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect those adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in note 6.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of financial assets and liabilities at fair value.

(b) Principles of consolidation

The consolidated financial statements comprise the financial statements of Bionomics Limited ("the Company") and its subsidiaries as at 31 December 2005.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies where possible. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is obtained and cease to be consolidated from the date on which control ceases.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control.

Subsidiaries have been included in the consolidated financial statements using the purchase method of accounting as discussed in note 1 (h).

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars which is Bionomics Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit and loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency (Australian dollars) are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
- Income and expenses for each income statement are translated at the average exchange rate for the period, and
- All resulting exchange differences are recognised as a separate component of equity upon consolidation

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Licensing fees, royalties, rent revenue and interest income is recognised upon being earned as opposed to received.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grant relating to cost reimbursement are recognised in the income statement in the period when they were incurred. Grants relating to asset purchases are recognised in the income statement evenly over the expected life of the assets.

(g) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Bionomics Limited and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where some future payment that is contingent on certain events happening is a part of the purchase agreement, the additional consideration is brought to account when it is probable that those events will occur.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade debtors are recognised at the fair value of amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists. The amount of the provision is the difference between the carrying amount and the present value of future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores are stated at the lower of cost and net realisable value.

(m) Property, plant and equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or any recognised impairment losses. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts that are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the income statement in the year of disposal.

The depreciation rates for each class of depreciable assets are:

- Administrative plant & equipment 20 - 40 %
- Scientific plant & equipment 20 – 40 %
- Leasehold improvements 10 – 20 %
- Building 2.50 %
- Building components 2 – 20 %

(n) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on

financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that amortised cost is the measurement basis.

From 1 July 2005

The Group classifies its investments in the following categories: loans and receivables and held to maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held to maturity investments

Held to maturity investments are non derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold until maturity.

(o) Intangible assets

(i) Intellectual Property

Acquired intellectual property is recognised as an asset at cost and amortised over its useful life. Intellectual property with a finite life is amortised on a straight line basis over that life. Intellectual property with an indefinite useful life is subjected to an annual impairment review. There is currently no intellectual property with an indefinite life.

Current useful life of all existing intellectual property is 20 years.

(ii) Goodwill

Goodwill is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net identifiable assets, including any associated deferred tax assets and liabilities, at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash generating units for the purpose of impairment testing.

(p) Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

(q) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(r) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave in respect of employees' services up to the reporting date and expected to be settled within 12 months of the reporting date are recognised in liabilities and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken at the rates paid.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits in respect of services provided by employees up to the reporting date and measured as the present value of expected future payments to be made.

(iii) Superannuation

Contributions are made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently there is no exposure to market movements on employee superannuation liabilities or entitlements.

(iv) Share-based payments

Share based compensation benefits are provided to employees via the Bionomics Limited Employee Share Option Plan (the Bionomics ESOP) and an employee share plan.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

The Bionomics ESOP was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the Bionomics Limited Employee Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The amounts disclosed as remuneration relating to options above are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the

borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(w) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year.

(ii) Alternate earnings per share

Alternate earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to potential ordinary shares.

Note 2: Segment Information
Primary reporting format – business segments

Bionomics Limited discovers and develops innovative therapeutics in the areas of cancer, multiple sclerosis, anxiety and epilepsy, and operates in 1 primary business segment – Drug discovery and development.

NOTE 3: Equity securities issued

	Half Year		Half Year	
	2005 Shares	2004 Shares	2005 $	2004 $
Movements in ordinary share capital				
Balance at the beginning of the half year	112,901,086	63,294,251	32,791,790	26,155,308
Shares issued:				
• to directors in lieu of fees and salary	733,334	237,671	88,000	52,287
• relating to Equity Line Finance facility	-	454,582	-	100,000
• on exercise of listed options	-	72	-	36
• to employees under the ESP	147,143	-	17,000	-
• pursuant to the purchase of Iliad	40,909,091	-	5,113,637	-
Balance at the end of the half year	154,690,654	63,986,576	38,010,427	26,307,631

NOTE 4: Earnings per share

	Half Year	
	2005 Cents	2004 Cents
Basic earnings per share	(1.9)	(3.3)
Alternative earnings per share	(1.2)	(2.3)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all potential ordinary shares on issue at 31 December 2005 be converted. The calculation of an alternative earnings per share does not have a dilutive effect on basic earnings per share.

The basic and alternative earnings per share amounts have been calculated using the total loss after income tax figure in the consolidated income statement.

	Half Year	
	2005 Number	2004 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	154,017,103	63,740,452
Weighted average number or ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	204,214,218	79,755,604

NOTE 5: Business combination

On 1 July 2005 the parent entity acquired 100% of the issued share capital of Iliad Chemicals Pty Ltd.

The acquired business contributed revenues of $215,199 and net loss of $721,846 to the Group for the period from 1 July 2005 to 31 December 2005.

At the date of acquisition, the acquired entity was involved chemical research in the areas of cancer and CNS.

Details of the fair value of the assets and liabilities acquired are as follows:

	$
Purchase consideration:	
Shares issued – 40,909,091 ordinary shares in Bionomics Limited @ fair value of $0.125	5,113,636
Direct costs relating to the acquisition	380,907
Total purchase consideration	5,494,543
Fair value of net identifiable assets acquired (excluding deferred tax liabilities)	5,494,543
Goodwill (before impact of deferred tax liabilities)	0

The fair value of shares issued of $0.125 is based on the average quoted price on the date of exchange – 1 July 2005
In the event that certain development milestones are achieved by the subsidiary, additional consideration of up to $1,704,545 may be payable in equity. At the date of this financial report no additional payments are considered probable.

The assets and liabilities acquired are recognised at fair value, which differs from the acquirees's carrying amount due to different valuation methods. No acquisition provisions were created. There were no acquisitions in the half year ended 31 December 2004.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $	Fair value $
Cash and cash equivalents	396,803	396,803
Trade receivables	16,041	16,041
Plant and equipment	267,263	267,263
Intangible assets: Intellectual property	411,875	5,094,659
Trade payables	(244,417)	(244,417)
Provision for employee benefits	(35,806)	(35,806)
Carrying value of Net assets in the books of the acquiree	811,759	
Fair value of net identifiable assets acquired (excluding deferred tax liabilities)		5,494,543
Goodwill generated as per AASB 112		1,528,398
Deferred Tax Liability generated as per AASB 112		(1,528,398)

According to AASB 112 *Income Taxes* the Group is required to create a liability for future taxes based on the adjusted tax base of the assets acquired. There is a corresponding entry entitled goodwill which is generated as a result of the application of this standard.

The initial accounting for the Iliad acquisition has only been determined provisionally at the date of this report. Bionomics is in the process of finalising fair values for the identifiable assets and liabilities of Iliad acquired as part of the acquisition.

82-3488 2

NOTE 6: Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents		8,703,415	-	8,703,415
Receivables		135,363	-	135,363
Other		131,927	-	131,927
Total current assets		8,970,705	-	8,970,705
Non-current assets				
Property, plant and equipment		5,976,729	-	5,976,729
Intangible assets	(a)	14,178	-	14,178
Total non-current assets		5,990,907	-	5,990,907
Total assets		14,961,612	-	14,961,612
LIABILITIES				
Current liabilities				
Payables		524,166	-	524,166
Interest bearing liabilities		508,400	-	508,400
Provisions		146,933	-	146,933
Other		225,622	-	225,622
Total current liabilities		1,405,121	-	1,405,121
Non-current liabilities				
Interest bearing liabilities		4,575,600	-	4,575,600
Payables		50,000	-	50,000
Total non-current liabilities		4,625,600	-	4,625,600
Total liabilities		6,030,721	-	6,030,721
Net assets		8,930,891	-	8,930,891
SHAREHOLDERS EQUITY				
Contributed equity		26,155,308	-	26,155,308
Reserves	(b)	0	5,071	5,071
Accumulated losses	(b) (d)	(17,224,417)	(5,071)	(17,229,488)
Total shareholders equity		8,930,891	-	8,930,891

82-34682

(b) **At the end of the last half-year reporting period under previous AGAAP: 31 December 2004**

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents		7,442,732	-	7,442,732
Receivables		112,904	-	112,904
Other		103,459	-	103,459
Total current assets		7,659,095	-	7,659,095
Non-current assets				
Property, plant and equipment		5,852,773	-	5,852,773
Intangible assets	(a)	-	-	-
Total non-current assets		5,852,773	-	5,852,773
Total assets		13,511,868	-	13,511,868
LIABILITIES				
Current liabilities				
Payables		796,050	-	796,050
Interest bearing liabilities		508,400	-	508,400
Provisions		147,152	-	147,152
Other		308,589	-	308,589
Total current liabilities		1,760,191	-	1,760,191
Non-current liabilities				
Interest bearing liabilities		4,575,600	-	4,575,600
Payables		50,000	-	50,000
Total non-current liabilities		4,625,600	-	4,625,600
Total liabilities		6,385,791	-	6,385,791
Net assets		7,126,077	-	7,126,077
SHAREHOLDERS EQUITY				
Contributed equity		26,307,631	-	26,307,631
Reserves	(b)	-	138,489	138,489
Accumulated losses	(b) (d)	(19,181,554)	(138,489)	(19,320,043)
Total shareholders equity		7,126,077	-	7,126,077

(c) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents		9,005,079	-	9,005,079
Receivables		141,108	-	141,108
Inventories		31,069		31,069
Other		261,229	-	261,229
Total current assets		9,438,485	-	9,438,485
Non-current assets				
Property, plant and equipment		5,654,426	-	5,654,426
Intangible assets	(a)	1,956,682	596,748	2,553,430
Total non-current assets		7,611,108	596,748	8,207,856
Total assets		17,049,593	596,748	17,646,341
LIABILITIES				
Current liabilities				
Payables		1,007,797	-	1,007,797
Interest bearing liabilities		358,175	-	358,175
Provisions		255,389	-	255,389
Other		413,874	-	413,874
Total current liabilities		2,035,235	-	2,035,235
Non-current liabilities				
Interest bearing liabilities		4,287,800	-	4,287,800
Payables		47,520		47,520
Deferred Tax Liability	(a)	0	596,748	596,748
Total non-current liabilities		4,335,320	596,748	4,932,068
Total liabilities		6,370,555	596,748	6,967,303
Net assets		10,679,038	-	10,679,038
SHAREHOLDERS EQUITY				
Contributed equity		32,791,790	-	32,791,790
Reserves	(b)	(256,021)	271,907	15,886
Accumulated losses	(b) (d)	(21,856,731)	(271,907)	(22,128,638)
Total shareholders equity		10,679,038	-	10,679,038

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

(a) Reconciliation of loss for the half-year ended 31 December 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue	(c)	1,628,852	(787,493)	841,359
Other income	(c)	0	787,493	787,493
Borrowing Costs		(164,921)	-	(164,921)
Depreciation and amortisation expense		(249,824)	-	(249,824)
Administration employee and directors benefits expense	(b)	(481,649)	(133,418)	(615,067)
Legal expenses		(135,094)	-	(135,094)
Research and Development expenses		(2,197,665)	-	(2,197,665)
Shareholder and investor relations expenses		(78,025)		(78,025)
Travel expenses		(55,515)	-	(55,515)
Other expenses		(223,296)	-	(223,296)
Loss before income tax		(1,957,137)	(133,418)	(2,090,555)
Income tax expense		-	-	-
Loss attributable to members of Bionomics Limited	(d)	(1,957,137)	(133,418)	(2,090,555)

(b) Reconciliation of loss for the year ended 30 June 2005

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue	(c)	3,173,362	(1,817,043)	1,356,319
Other income	(c)	0	1,817,043	1,817,043
Borrowing Costs		(317,639)	-	(317,639)
Depreciation and amortisation expense		(520,390)	-	(520,390)
Administration employee and directors benefits expense	(b)	(1,267,056)	(266,836)	(1,533,892)
Legal expenses		(158,970)	-	(158,970)
Research and Development expenses		(4,457,955)	-	(4,457,955)
Shareholder and investor relations expenses		(141,333)	-	(141,333)
Travel expenses		(289,303)	-	(289,303)
Other expenses		(653,030)	-	(653,030)
Loss before income tax		(4,632,314)	(266,836)	(4,899,150)
Income tax expense		-	-	-
Loss attributable to members	(d)	(4,632,314)	(266,836)	(4,899,150)

82-34682

(3) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Business combinations

The Group has made a number of business acquisitions in recent years. The Group has elected to apply AASB 3 *Business Combinations* to all acquisitions.

Both Neurofit SAS and Iliad Chemicals Pty. Ltd. assets and liabilities were restated to fair value at the date of purchase. As mentioned in the 2005 Annual Report (Note 1(s) (ii)), the goodwill balance from the Neurofit purchase was reclassified into intangible intellectual property assets and will be amortised over the assets life, which is 20 years.

There is no impact on the Financial Statements in any period up to and including 31 December 2004.

(i) At 30 June 2005
For the Group there has been an increase in Intangible Intellectual Property Assets of $1,955,914 and a decrease in Goodwill of $1,955,914 with no impact on retained earnings. As a result of the implementation of AASB 112, for the Group there has been an increase in Intangible assets – goodwill of $596,748 and an increase in Deferred tax liability of $596,748

(ii) For the year ended 30 June 2005
For the Group there has been an increase in Amortisation of Intangible assets of $33,245 and a decrease in Amortisation of Goodwill of $33,245 with no impact on retained earnings.

(b) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Bionomics Employee Share Option Plan after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

(i) At 1 July 2004
For the Group there has been an increase in accumulated losses of $5,071 and a corresponding increase in reserves.

(ii) At 31 December 2004
For the Group there has been an increase in accumulated losses of $138,489 and a corresponding increase in reserves.

(iii) At 30 June 2005
For the Group there has been an increase in accumulated losses of $271,907 and a corresponding increase in reserves.

(iv) For the half-year ended 31 December 2004
For the Group there has been an increase in employee benefits expense of $133,418.

(v) For the year ended 30 June 2005
For the Group there has been an increase in employee benefits expense of $266,836.

(c) Revenue

Under AASB 118 Revenue from 1 July 2004 the Group is required to recognise as Revenue only items of revenue from the businesses ordinary activities. This has required a reclassification of Government Grant income to Other Income.

There is no impact on the Financial Statements in any period up to and including 31 December 2004.

(i) *For the half-year ended 31 December 2004*

For the Group there has been a decrease in Revenue of $787,493 and an increase in Other Revenue of $787,493.

(ii) *For the year ended 30 June 2005*

For the Group there has been a decrease in Revenue of $1,817,043 and an increase in Other Revenue of $1,817,043.

(d) Accumulated losses

The effect on accumulated losses of the changes set out above are as follows

	Notes	1 July 2004 $	31 December 2004 $	30 June 2005 $
Business Combinations	(a)	0	0	0
Share Based Payments	(b)	(5,071)	(138,489)	(271,907)
Revenue	(c)	0	0	0
Total adjustment		(5,071)	(138,489)	(271,907)
Attributable to:				
Equity holders of Bionomics Ltd		(5,071)	(138,489)	(271,907)
		(5,071)	(138,489)	(271,907)

BIONOMICS LIMITED
Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 10 to 28 are in accordance with the Corporations Act 2001, including:

    (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

    (ii) giving a true and fair view of the Group's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations, its changes in equity and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Bionomics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



Peter Jonson
Chairman



Deborah Rathjen
CEO & Managing Director

Dated at Adelaide this 10th day of March 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent review report to the members of Bionomics Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Bionomics Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Bionomics Limited Group as at 31 December 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Bionomics Limited Group (the consolidated entity), for the half-year ended 31 December 2005. The consolidated entity comprises both Bionomics Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

PRICEWATERHOUSECOOPERS

Independent review report to the members of Bionomics Limited (continued)

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



DR Clark
Partner

Adelaide
10 March 2006

82-34682

NTA Backing

	2005	2004
Net tangible asset backing per ordinary share	2.7 cents	11.1 cents